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                            QUIETPOWER SYSTEMS, INC.

SUPPLEMENT TO PROSPECTUS DATED JUNE 12, 1997

    QuietPower Systems, Inc. (the "Company") has entered into a Conversion and Subscription Agreement, dated as of June 13, 1997, with Baltimore Gas and Electric Company ("BG&E") (the "Conversion Agreement"). Pursuant to the Conversion Agreement, BG&E has agreed to convert all of BG&E's rights to receive royalties from the sale of the Company's transformer quieting systems and purchase discounts on the Company's transformer quieting systems into 80,000 shares of the Common Stock of the Company. BG&E's rights arise out of a series of agreements with the Company and Noise Cancellation Technologies, Inc., pursuant to which BG&E provided funding for the initial development of the Company's transformer quieting system. See "Business-Utility Funded Development Projects." As a result of the issuance of shares under the Conversion Agreement, BG&E now holds 7.4% of the Company's issued and outstanding shares of Common Stock and will hold 2.6% upon completion of this Offering. The Company will recognize an expense of $540,000 in the quarter ended June 30, 1997 to give effect to this transaction. In addition, the Company has granted piggyback registration rights to BG&E relating to the 80,000 shares of Common Stock.

                    The date of this Supplement is June 17, 1997